GRASIM
ADITYA BIRLA GROUP

82-3322

SUPPL

03003750

By Air Mail

January 27, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

SEC MAIL PROCESSING
RECEIVED
FEB 07 2003
WASH. D.C. 20549 SECTION

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the quarter ended 31st December, 2002, which have been taken on record by the Board of Directors of the Company at their meeting held today.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,
for **GRASIM INDUSTRIES LIMITED**

AKMalu

Ashok Malu
Company Secretary

Encl : as above

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

dlw 2/11

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

Press Release   Mumbai, January 27, 2003

GRASIM, the ADITYA BIRLA GROUP's FLAGSHIP COMPANY
REPORTS EXCELLENT PERFORMANCE IN ALL ITS BUSINESSES FOR Q3 - FY 2003

Profit after Tax up by 68%

Turnover up by 11%

(Rs. Crores)

	Quarter Ended 31.12.2002 (Un-audited)	Quarter Ended 31.12.2001 (Un-audited)	Variation %	Financial Year Ended 31.03.2002 (Audited)
Net Turnover	1166.6	1,050.4	11.1	4386.6
PBIDT	**299.3**	**215.0**	**39.2**	**936.8**
Interest	40.5	51.4	(-) 21.2	190.3
Gross Profit	258.8	163.6	58.1	746.5
Depreciation	63.2	63.5		251.7
Profit before Taxes and Exceptional Items	**195.6**	**100.1**	**95.4**	**494.8**
Total Tax Expenses	61.5	20.2	203.7	108.0
Net Profit after total taxes but before Exceptional Items	**134.1**	**79.9**	**67.9**	**386.8**
Exceptional items:				
- Tax provision of earlier years written back		68.1		68.1
- Loss on Sale of investment		(-) 18.1		(-) 18.1
- Loss on closure of Mavoor Plants		(-) 36.9		(-) 74.3
- Loss on sale of Textile Division, Gwalior				(-) 31.9
- Employees' separation cost	(-) 1.1	(-) 3.1		(-) 27.6
Net Profit after Total Taxes and Exceptional Items	**133.0**	**89.9**	48.0	**303.0**

Grasim, the flagship Company of the Aditya Birla Group, has posted excellent results for its Q3 on the back of improved performance from all its businesses. It has achieved a higher turnover of Rs.1167 crores. Gross profit has risen by 58% at Rs.259 crores (Rs. 164 crores). Profit after total tax expenses but before Exceptional Items is up by 68 % at Rs.134 crores (Rs.80 crores), even after making a substantially higher provision for tax expenses.

OPERATIONS
The table below indicates Grasim's operations during the quarter:

PRODUCTION / TURNOVER

Products		Q3 FY2003	Q3 FY2002	Variation	FY 2002
Production Volumes					
Viscose Staple Fibre	M.T.	60323	47231	28%	176462
Cement	Mn.M.T.	2.72	2.26	20%	9.53
White Cement	M.T.	86098	73189	18%	267915
Sponge Iron	M.T.	148337	137629	8%	559567
Caustic Soda	M.T.	41522	36619	13%	129784
Sales Volumes					
Viscose Staple Fibre	M.T.	56798	47122	21%	181520
Cement	Mn. M.T.	2.70	2.40	13%	9.68
White Cement	M.T.	83741	71053	18%	266105
Sponge Iron	M.T.	165707	129438	28%	562334
Caustic Soda	M.T.	41637	36355	15%	129051

NET REALISATION

Products		Q3 FY2003	Q3 FY2002	Variation	FY 2002
Viscose Staple Fibre	Rs./M.T.	69137	67210	3%	68511
Cement	Rs./M.T.	1710	1828	(-)6%	1917
White Cement	Rs./M.T.	5813	5429	7%	5317
Sponge Iron	Rs./M.T.	6320	5401	17%	5606
Caustic Soda (ECU)	Rs./M.T.	13975	13552	3%	14564

VSF Business

The VSF business has sustained its show of good performance, with an all round improvement during the quarter under review. While capacity utilization was up at 109% (86%), Sales volumes and realizations too were higher by 21% and 3% respectively over the corresponding quarter of the previous year.

The Company's VSF Research and Application Centre at Kharach, involving a capex of Rs. 27 crores, is progressing as scheduled.

To ensure sustainable long-term growth, the VSF Division's ongoing thrust is on product development and application enlargement. In this regard, its endeavours have met with considerable encouragement from the market. The Company being the largest and lowest cost superior quality producer of VSF, is fully geared to capitalize on the increased demand for the product, which it has generated.

Cement Business

The Cement business has registered a noteworthy growth both in production and sales. Production at 2.72 million MT was up by 20% over the corresponding quarter. Sales volumes reflect a growth

of 13% vis- a- vis the industry growth level of 7%. Realization was lower by 6% at Rs.1710 per MT in line with the general trend in cement prices.

A capex of Rs.218 crores has been earmarked for the current year, for setting up of two power plants of 23MW and 12.5 MW capacity at Aditya Cement and Grasim (South) respectively, and ongoing modernization and capacity expansion through de-bottlenecking. Of this, the Company has already invested Rs.129 crores till the end of the current quarter.

On implementation of the modernization and debottlenecking projects, Grasim's Cement manufacturing capacity will stand raised to 13.40 Mn. M.T. The power plants at Aditya Cement and Grasim (South) are expected to be operational in Q4-FY03 and Q1-FY04, respectively.

The outlook for the cement business continues to be positive. The Company's optimism stems from the renewed focus on the infrastructure sector by the Government and the expected strong growth in the housing sector.

Chemical Business

The performance of the Chemical business has been notable. Capacity utilization was higher at 103% (91%). Sales volumes at 41637 MT grew by 15% vis-à-vis the corresponding quarter. Despite the global decline in price of caustic soda, the Company's overall (ECU) realization was higher by 3%, primarily due to the significant improvement in the realization of its by-products. Going forward, the Division aims to focus on optimum utilization of the plant capacity and development of ancillary products for higher value addition and realization.

Sponge Iron Business

The sponge iron business clocked an impressive growth. The increased supply of natural gas translated into improved capacity utilization, which was higher at 66% (61%). Sales volumes at 165707 MT were significantly up over the corresponding quarter. On the realization front too, the Division has performed better. Prices at Rs.6320 per MT were higher by around 17%.

Increased demand for steel both in the domestic and international markets bodes well for the Company's sponge iron business. The firm trend in scrap prices too should aid in improved performance of this business. However, availability of natural gas and its pricing continues to remain an area of concern for the Sponge Iron business.

Outlook

Grasim's outlook continues to be bright with all its major businesses chipping in with good performance. The Company's focus on operational excellence, cost optimization, effective financial management, continuous restructuring of business processes and the expected improvement in the cement sector, are also expected to contribute in no small measure to the Company's improved performance.

-----OOO-----

www.grasim.com or www.adityabirla.com

GRASIM

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED 31ST DECEMBER, 2002

Rs in crores

	Three Months Ended 31st December 2002	Three Months Ended 31st December 2001	Nine Months Ended 31st December 2002	Nine Months Ended 31st December 2001	Year ended 31st March 2002 (Audited)
Net Sales / Income from Operations	**1,166.59**	**1,050.38**	**3,414.95**	**3,275.54**	**4,386.64**
Other Income	14.24	21.62	60.12	55.86	114.62
Total Expenditure					
- Decrease / (Increase) in Stock	(28.97)	34.46	35.74	72.35	95.42
- Raw Material Consumed	308.33	252.64	837.85	724.51	996.15
- Purchases of Finished Goods	4.41	33.11	10.94	215.10	245.71
- Payment to & Provision for Employees	80.93	72.39	234.86	238.47	321.87
- Power & Fuel	220.96	184.15	632.61	543.61	739.28
- Freight , Handling & Other expenses	121.75	125.59	377.98	395.36	510.56
- Other Expenditure	174.16	154.65	504.40	468.02	655.49
Total Expenditure	**881.57**	**856.99**	**2,634.38**	**2,657.42**	**3,564.48**
Interest	40.47	51.37	127.81	146.74	190.25
Gross profit	**258.79**	**163.64**	**712.88**	**527.24**	**746.53**
Depreciation	63.20	63.52	188.39	187.98	251.70
Profit before Exceptional Items and Tax	**195.59**	**100.12**	**524.49**	**339.26**	**494.83**
Tax Provision of earlier years written back	-	68.11	-	68.11	68.11
Loss on Sale of Shares in Subsidiary	-	(18.11)	-	(18.11)	(18.11)
Retrenchment Compensation	-	(36.87)	-	(55.30)	(55.33)
Write-down of Fixed Assets on Retirement from active use	-	-	-	(19.01)	(19.01)
Loss on sale of a Textile Unit					(15.00)
Loss on sale of Assets of a Textile Unit					(16.93)
Employees separation cost	(1.14)	(3.14)	(4.40)	(20.52)	(27.60)
Profit before Tax Expense	**194.45**	**110.11**	**520.09**	**294.43**	**410.96**
Provision for Current Tax	(57.00)	(6.00)	(136.00)	(37.00)	(56.50)
Deferred Tax	(4.50)	(14.25)	(17.00)	(33.70)	**(51.50)**
Net Profit	**132.95**	**89.86**	**367.09**	**223.73**	**302.96**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					2,615.19
Basic & Diluted EPS for the period (Rupees)	**14.50**	**9.80**	**40.04**	**24.40**	**33.04**

Notes:

1. The Company has entered into a Share Purchase Agreement with Oil and Natural Gas Corporation Limited (ONGC) for sale of 15,03,79,023 shares of Mangalore Refinery and Petrochemicals Ltd. (MRPL) @ Rs. 2 per share and the sale will be completed only after obtaining the necessary government / statutory approvals. In the event of sale being completed, the Company will incur a 'loss on sale of Investments' of Rs.208.62 Crores, which will be accounted for when the sale is completed.
   In the event the sale of the aforesaid shares is not completed before end of the current financial year, the Company will, in accordance with past practice, determine the decline, other than temporary, if any, in the value of the long term investment in the shares of MRPL, and the carrying amount of this long term investment will be adjusted for the decline, other than temporary, if any, at the time of preparation of annual accounts.

2. During the quarter, the Company and its wholly owned subsidiary, Samruddhi Swastik Trading and Investments Limited (Samruddhi), made an open offer to acquire 20% of total subscribed and fully paid-up equity capital of Larsen & Toubro Ltd. However, Securities and Exchange Board of India (SEBI) has directed the Company and Samruddhi vide its letter dated November 8, 2002, not to proceed with the open offer formalities till further advise in the matter. The SEBI's instance is being contested by the Company in the Appeal.

Cont. on Page 2

Cont. from Page 1

3. Segments Reporting:

Rs. in Crores

	Three Months Ended 31st December 2002	Three Months Ended 31st December 2001	Nine Months Ended 31st December 2002	Nine Months Ended 31st December 2001	Year ended 31st March 2002 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	413.12	334.85	1,246.37	967.24	1,328.83
b Cement	545.46	498.44	1,599.89	1,536.05	2,074.85
c Sponge Iron	109.77	74.21	288.22	242.47	331.66
d Chemicals	68.03	57.66	186.75	162.80	219.93
e Textiles	55.24	70.77	166.76	217.99	276.12
f Others	1.36	44.64	4.70	230.74	270.68
TOTAL	1,192.98	1,080.57	3,492.69	3,357.29	4,502.07
(Less) : Inter Segment Revenue	(26.39)	(30.19)	(77.74)	(81.75)	(115.43)
Net Sales / Income from Operations	**1,166.59**	**1,050.38**	**3,414.95**	**3,275.54**	**4,386.64**
2. SEGMENT RESULTS					
a Fibre & Pulp	148.94	89.38	418.82	209.99	305.89
b Cement	76.48	55.94	163.77	243.86	338.67
c Sponge Iron	12.25	6.73	36.72	12.24	11.86
d Chemicals	10.59	4.90	32.46	25.51	11.42
e Textiles	(1.51)	(10.21)	(14.71)	(21.24)	(37.71)
f Others	(0.10)	(2.51)	(4.05)	(3.00)	0.22
TOTAL	246.65	144.23	633.01	467.36	630.35
Add / (Less) :					
Interest	**(40.47)**	**(51.37)**	**(127.81)**	**(146.74)**	**(190.25)**
Net Unallocable Income / (Expenditure)	(10.59)	7.26	19.29	18.64	54.73
Profit before Exceptional Items and Tax Expense	**195.59**	**100.12**	**524.49**	**339.26**	**494.83**
Tax Provision of earlier years written back	-	68.11	-	68.11	68.11
Loss on Sale of Shares in Subsidiary	-	(18.11)	-	(18.11)	(18.11)
Retrenchment Compensation	-	(36.87)	-	(55.30)	(55.33)
Write-down of Fixed Assets on Retirement from active use	-	-	-	(19.01)	(19.01)
Loss on sale of a Textile Unit	-	-	-	-	(15.00)
Loss on sale of Assets of a Textile Unit					(16.93)
Employees separation cost	(1.14)	(3.14)	(4.40)	(20.52)	(27.60)
Profit Before Tax Expenses	**194.45**	**110.11**	**520.09**	**294.43**	**410.96**
3. CAPITAL EMPLOYED					
a Fibre & Pulp	803.46	834.88	803.46	834.88	879.24
b Cement	2,043.06	1,984.45	2,043.06	1,984.45	2,055.10
c Sponge Iron	456.93	563.04	455.93	563.04	570.38
d Chemicals	206.51	238.23	206.51	238.23	227.51
e Textiles	111.50	203.44	111.50	203.44	133.13
f Others	4.92	13.22	4.92	13.22	35.15
TOTAL	3,626.38	3,837.26	3,626.38	3,837.26	3,900.51
g Unallocated Corporate Capital Employed	1,995.32	1,631.50	1,995.32	1,631.50	1,518.93
TOTAL CAPITAL EMPLOYED	**5,621.70**	**5,468.76**	**5,621.70**	**5,468.76**	**5,419.44**

4. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under :
   - Fibre & Pulp - Viscose Staple Fibre & Rayon Grade Pulp
   - Chemicals - Caustic Soda & Allied Chemicals
   - Cement - Grey & White Cement
   - Sponge Iron - Sponge Iron
   - Textiles - Fabrics & Yarn

5. Segment-wise break-up for Employee Separation Cost is as under :

Rs. in Crores

	Q3-FY2003	Q3-FY2002	9M-FY2003	9M-FY2002	FY2002
Fibre & Pulp	0.67	0.89	2.16	3.55	9.10
Chemical	0.03	0.02	0.42	0.02	1.63
Cement	0.37	1.75	0.65	14.13	13.49
Textiles	0.07	0.48	1.17	2.82	3.38

6. Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

7. The above results have been taken on record at the meeting of the Board of Directors held on 27th January, 2003.

For and on behalf of Board of Directors

Place : Mumbai
Date : 27th January, 2003

Shailendra K. Jain
Whole-time Director